

||||||||||||||||||||||||||

05037770



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C. 202 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 50501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING___December 31, 2004___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks, McBroom ~~Walston~~ Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

601 S. Figueroa Street, Suite 1750
                                          (No. and Street)

Los Angeles,   **California**   **90017**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher E. Marks   **213-612-4626**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA   A Professional Corporation
                        (Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260   **Los Angeles,   CA**   **90064**
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, __Christopher E. Marks__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Marks, McBroom Securities, Inc.__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____
Signature

SECRETARY / TREASURER
Title

_____
Notary Public

ERIC M. BARTELL
COMM. #1319650
ESI1 Notary Public-California ESI1
SANTA BARBARA COUNTY
My Comm. Exp. Sept 26, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

MARKS, MCBROOM SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

601 S. Figueroa Street
Suite 1750
Los Angeles, CA 90017

CONTENTS

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Marks, McBroom Securities, Inc.
Los Angeles, CA

I have audited the accompanying statement of financial condition of Marks, McBroom
Securities, Inc. as of December 31, 2004 and related statements of income (loss), cash
flows, and changes in stockholders' equity for the year then ended. These financial
statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934
and include the supplemental schedule of the net capital computation required by rule
15c3-1. These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my
audit.

I conducted my audit in accordance with the auditing standards generally accepted in the
United States of America. Those standards require that I plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material
respects, the financial condition of Marks, McBroom Securities, Inc. as of December 31,
2004 and the results of its operations, cash flows and stockholders' equity for the year
then ended in conformity with accounting principles generally accepted in the United
States of America.

George Brenner, C.P.A.

Los Angeles, California
February 24, 2005

1

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	24,400
Fixed income securities		0
TOTAL ASSETS	$	24,400

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	1,600
TOTAL LIABILITIES		1,600
Stockholders' equity:		
Common stock, no par value, 10,000 shares authorized, 2,500 shares issued and outstanding		18,638
Additional paid in capital		28,824
Accumulated deficit		(24,662)
TOTAL STOCKHOLDERS' EQUITY		22,800
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	24,400

See accompanying notes to financial statements.

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2004

REVENUES		
Interest and dividend income	$	225
Other income (loss)		(1,732)
TOTAL REVENUES		(1,507)
OPERATING EXPENSES		
Clearing fees (net of $48,000 reimbursement)		(742)
Interest expense		30
Other expenses		43
TOTAL OPERATING EXPENSES		(669)
(LOSS) BEFORE TAX PROVISION		(838)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(1,638)

See accompanying notes to financial statements.

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2003	2,500	$	18,638	$	28,824	$	(23,024)	$	24,438
Net Income							(1,638)		(1,638)
Balance, December 31, 2004	2,500	$	18,638	$	28,824	$	(24,662)	$	22,800

See accompanying notes to financial statements.

4

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net income (loss)	$	(1,638)
Changes in operating assets and liabilities:		
Accrued liabilities		800
Other liabilities		(35)
Net cash provided in operating activities		(873)
Cash Flows for Investing Activities:		0
Cash Flows for Financing Activities:		0
Net decrease in cash		(873)
Cash at beginning of year		25,273
Cash equivalent at December 31, 2004	$	24,400
Supplemental Cash Flow Information		
Cash paid for interest	$	30
Cash paid for income tax	$	0

See accompanying notes to financial statements.

5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Marks, McBroom Securities, Inc. previously known as Katz & Co., LTD (the Company), was incorporated on April 2, 1998 and is registered as a broker-dealer in securities under the Securities and Exchange Commission SEC Rule 15(b). The Company executes and clears all the transactions of an affiliate company (a Registered Investment Advisor, "RIA") through a clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has no operating revenue but exists exclusively for its RIA affiliate. Clearing fees paid by the Company are reimbursed by the RIA. All other operating and overhead expenses are paid by the RIA.

NOTE 2 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 7 for the net capital computation.

NOTE 3 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends December, 2004. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MARKS, MCBROOM SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	22,800
Nonallowable assets		0
NET CAPITAL	$	22,800

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	107
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	17,800
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	22,640

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	1,600
Percentage of aggregate indebtedness to net capital		7%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements.

PART II

MARKS, MCBROOM SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Marks, McBroom Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Marks, McBroom Securities, Inc. (the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
February 24, 2005

9